--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         HERBALIFE INTERNATIONAL, INC.
                           (Name of Subject Company)

                         HERBALIFE INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              426908208 (CLASS A)
                              426908307 (CLASS B)
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                CHRISTOPHER PAIR
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF OPERATING OFFICER AND SECRETARY
                         HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1501
                                 (310) 410-9600
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notice and Communications on Behalf of Person Filing Statement)

                            ------------------------

                                   COPIES TO:

            ANTHONY T. ILER, ESQ.                           JOHN M. NEWELL, ESQ.
             IRELL & MANELLA LLP                              LATHAM & WATKINS
      333 SOUTH HOPE STREET, SUITE 3300              633 WEST FIFTH STREET, SUITE 4000
        LOS ANGELES, CALIFORNIA 90071                  LOS ANGELES, CALIFORNIA 90071
                (213) 620-1555                                 (213) 485-1234

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Herbalife International, Inc., a Nevada corporation (the "Company" or "Herbalife"), and the address of the principal executive offices of the Company is 1800 Century Park East, Los Angeles, California 90067. The title of the class of equity securities to which this statement relates is (i) the Class A common stock, par value $.01 per share of the Company (the "Class A Shares") and (ii) the Class B common stock, par value $.01 per share of the Company (the "Class B Shares" and, together with the Class A Shares, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the cash tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), each dated September 17, 1999, of MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of MH Millennium Holdings LLC, a Delaware limited liability company (the "Parent"), to purchase all of the outstanding Shares at a price of $17.00 per Share (the "Offer Price"), net to the seller in cash without interest thereon, subject to certain conditions set forth in the Offer to Purchase, dated September 17, 1999 (as may be amended and supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the terms and conditions of which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Parent is an entity controlled and beneficially owned by Mark Hughes, the Company's founder, Chairman, Chief Executive Officer, President and principal stockholder ("Mr. Hughes") (see "Special Factors -- Interests of Certain Persons" in the Offer to Purchase). The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of September 13, 1999 (the "Merger Agreement"), by and among the Company, the Parent, the Purchaser, Mr. Hughes, and The Mark Hughes Family Trust (the "Family Trust"), a copy of which is filed as Exhibit
(b)(1) hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer, with the Company being the surviving corporation in the Merger (the "Surviving Corporation"). The Schedule 14D-1 states that the address of the principal executive offices of the Parent and the Purchaser is 1800 Century Park East, Los Angeles, California 90067. The Offer to Purchase, the form of Letter of Transmittal and a copy of the joint press release issued by the Company and the Purchaser on September 13, 1999 are filed hereto as Exhibits (a)(2), (a)(3) and (b)(2), respectively, and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above and are incorporated herein by reference. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Parent, the Purchaser, Mr. Hughes, the Family Trust or their respective officers, directors, representatives or affiliates, or any actions or events with respect to any of them, was provided by the Parent, the Purchaser or Mr. Hughes, respectively, and the Company takes no responsibility for the accuracy of such information.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and: (i) the Company or its executive officers, directors or affiliates; or (ii) the Parent, the Purchaser or their executive officers, directors or affiliates.

ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY

     The information set forth in "Special Factors -- Interests of Certain Persons" and "The Tender Offer -- Section 7. Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference. Certain information relating to the directors and executive officers of the Company is set forth in Schedule II to the Offer to Purchase.

     Indemnification of Company's Directors and Officers. Pursuant to the provisions of the Merger Agreement, the Parent has agreed that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the effective time of the Merger (the "Effective Time") of the current or former directors and officers existing on September 13, 1999 or at the Effective Time pursuant to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), the Company's Restated Bylaws (the "Bylaws") and any indemnification agreements, each as in effect on September 13, 1999, shall be assumed and shall survive the Merger. In addition, the Surviving Corporation shall maintain in effect (for not less than six years from the Effective Time), directors' and officers' liability insurance with the same or substantially similar coverage to the directors' and officers' liability insurance policies effective prior to the Merger.

     The Company's Articles of Incorporation include provisions that eliminate the personal liability of its directors for monetary damages to the fullest extent permitted by law. The Articles of Incorporation also include authorization to indemnify any agent, including directors and officers, in excess of that otherwise permitted by applicable law. In addition, the Bylaws provide for indemnification under certain circumstances of directors, officers, employees and agents in actions by third parties and in actions by or in the right of the Company. Furthermore, the Bylaws include an authorization for the Company to purchase and maintain insurance on behalf of any of its agents against liability asserted or incurred by such agent in such capacity. The Articles of Incorporation and the Bylaws are filed hereto as Exhibits (c)(1) and
(c)(2), respectively, and incorporated herein by reference.

     In addition to the foregoing, the Company has entered into individual indemnity agreements with each of its directors and certain executive officers which provide that the Company shall indemnify each such person to the fullest extent permitted by law. The indemnity agreements specify procedures for determining entitlement to indemnification and advancement of expenses and contain various other provisions designed to clarify the right of directors and officers to indemnity. A form of indemnity agreement is filed as Exhibit (c)(3) hereto and incorporated herein by reference.

     These indemnity agreements, together with the Articles of Incorporation and Bylaws, may require the Company to indemnify its directors and executive officers to the fullest extent permitted by law against certain liabilities that may arise by reason of their status or service as directors or executive officers of the Company, including liabilities arising from actions or omissions which may constitute a breach of a duty owed to either the Company or its stockholders.

THE MERGER AGREEMENT

     The Company, the Parent, the Purchaser, Mr. Hughes and the Family Trust entered into the Merger Agreement on September 13, 1999. The complete text of the Merger Agreement is filed as Exhibit (b)(1) hereto and incorporated herein by reference, and is summarized in "The Tender Offer -- Section 9. The Merger Agreement" in the Offer to Purchase, which summary is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. The Special Committee of the Board of Directors (the "Board" or the "Board of Directors") comprised solely of independent directors (the "Special Committee") has unanimously (i) approved the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company (other than Mr. Hughes and entities controlled and beneficially owned directly or indirectly by Mr. Hughes (collectively, the "Continuing Stockholder")) (the "Public Stockholders"), (ii) recommended that the Board of Directors approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) determined that the Board of Directors should recommend that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer.

     The Board, at a special meeting held on September 13, 1999, having received the unanimous recommendation of the Special Committee, has unanimously (with Mr. Hughes abstaining) (i) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the

Public Stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer. A copy of the Company's letter to stockholders, dated as of September 17, 1999, is filed as Exhibit (a)(1) hereto and incorporated herein by reference.

     (b) Reasons for the Recommendations of the Special Committee and the Board of Directors.

BACKGROUND OF THE OFFER AND THE MERGER

     During 1998, Herbalife experienced a significant deterioration in its stock market valuation. This began in July 1998 and continued during August, September and October 1998. Herbalife's Class A Shares and Class B Shares, which traded as high as $29 and $27 1/4 per share, respectively, in May and March of 1998, traded at prices as low as $7 1/2 and $6 in October 1998. Valuations have since increased, but only to levels that remain significantly below the market valuations experienced during the first half of 1998. On September 13, 1999, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing sale prices for Herbalife's Class A Shares and Class B Shares were $12 and $9 5/32 per share, respectively.

     Following the decline in the Company's stock price in the second half of 1998, Mr. Hughes and the other senior executives of Herbalife began to consider preliminarily strategic alternatives for Herbalife in view of Herbalife's unsatisfactory stock market performance. Senior executives of Herbalife considered that Herbalife would have greater flexibility as a private company to invest in the future of Herbalife, particularly given the longer term pay-off anticipated from investments in new geographic and product markets. Among other things, senior executives of Herbalife considered that certain of the markets that Herbalife is in the process of opening, such as China and India, will require a substantially greater lead-time and investment in infrastructure than countries opened by Herbalife in the past. The Indian market, which Herbalife has been preparing to open since 1995, is expected to be open in the fourth quarter of 1999. The Chinese market, which Herbalife has been preparing to open since 1997, awaits finalization of marketing and manufacturing plans and is not expected to be open until late in the year 2000 or early in 2001. In addition, Herbalife senior executives considered that new markets, such as China and India, might be less likely to deliver the rapid growth historically experienced in many new markets, such as Japan. These types of investments may require significant up-front expenditures, the benefits of which may not be apparent in Herbalife's financial results until significantly later periods. The senior executives of Herbalife considered that, as a public company, Herbalife would have less flexibility to make long-term investments such as these.

     Beginning in September 1998, senior executives of Herbalife and Mr. Hughes began to have preliminary communications with several investment banking firms concerning possible alternatives to increase shareholder value. Certain of these firms addressed the advantages and disadvantages of various capital-markets transactions, including a going private transaction, a leveraged recapitalization transaction financed in part by a private equity sponsor and a "Dutch auction" self-tender by Herbalife. Based on the discussions with these investment banks and the factors discussed above, Mr. Hughes and Herbalife's senior management determined that a going private transaction was superior to the other alternatives in terms of enhancing shareholder value. From September 1998 through March 1999, senior executives of Herbalife interviewed several investment banking firms to obtain their views concerning the advisability of, and their qualifications to advise senior executives of Herbalife on the structuring and financing of, such a transaction. In addition, during this period senior executives of Herbalife met with a representative of one private equity sponsor firm. Representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("Donaldson, Lufkin & Jenrette") were first interviewed on March 31, 1999. At that time and in subsequent meetings and conversations, representatives of Donaldson, Lufkin & Jenrette provided preliminary views concerning the feasibility and financing of a going private transaction, as well as other possible transaction structures. On April 23, 1999, Herbalife formally engaged Donaldson, Lufkin & Jenrette to advise Herbalife and to arrange for the financing for a possible transaction. Such engagement did not include a request to render, and Donaldson, Lufkin & Jenrette has not at any time rendered, an opinion with respect to the fairness of any price proposed in connection with the going private transaction.

     In the fourth quarter of 1998, senior executives of Herbalife began work on a multi-year business plan containing certain projections of future operating performance, which was completed in January 1999. A principal feature of the plan was a projected sales growth rate of 5% per year starting in the year 2000. See "Special Factors -- Certain Financial Projections" in the Offer to Purchase. In addition, Herbalife and its legal, accounting and tax advisors also began considering structures for a going private transaction. In particular, Herbalife and its tax advisors began to consider a number of structures for obtaining the necessary financing while minimizing Herbalife's worldwide effective tax rate. Following its engagement, Donaldson, Lufkin & Jenrette began to assist Herbalife and its advisors to address structuring issues.

     In addition, immediately following its engagement, Donaldson, Lufkin & Jenrette began its "due diligence" review of Herbalife, including financial, business and legal information requested by Donaldson, Lufkin & Jenrette and provided by Herbalife. In particular, Herbalife provided its multi-year business plan to Donaldson, Lufkin & Jenrette. On April 26, 1999, Donaldson, Lufkin & Jenrette met with representatives of Herbalife to receive general presentations regarding Herbalife's business. In addition, legal counsel for Donaldson, Lufkin & Jenrette commenced a legal due diligence review. This review involved written requests for information, on-site inspections of documents at Herbalife's headquarters and telephone conferences with representatives of, and advisors to, Herbalife worldwide.

     In May and June of 1999, Herbalife continued to provide Donaldson, Lufkin & Jenrette with financial and business information and its legal counsel with legal information. In addition, during this period various structural aspects of the transaction were considered in detail. As they were considered, each of these aspects of the transaction was analyzed in relation to the multi-year business plan. These included further analysis of the optimal structure of third party indebtedness from the point of view of minimizing Herbalife's worldwide effective tax rate, the degree of benefit to Herbalife if recapitalization accounting treatment for the transaction were available, the treatment of minority interests in Herbalife's Japanese subsidiary and the nature and extent of Herbalife's senior executives' continuing equity participation in Herbalife after any transaction. In particular, senior executives of Herbalife formulated the general terms of the new stock option plan. See "Special
Factors -- Interests of Certain Persons -- New Stock Option Plan" in the Offer to Purchase. Herbalife's senior executives and Donaldson, Lufkin & Jenrette also continued discussions regarding the expected uses of proceeds in the transaction. In particular, senior executives of Herbalife informed Donaldson, Lufkin & Jenrette that as part of any proposal, Mr. Hughes indicated that he would seek a significant amount of personal liquidity in connection with the transaction, plus an additional amount to enable him to satisfy (through companies he controls) his obligations to DECS Trust III. Mr. Hughes' concern about personal liquidity was based upon his belief that, as a private company with significant debt-service obligations, he expected that his ability to receive dividends on his common stock, which historically have been significant, would be extremely limited. In addition, any such proposal would include this amount in view of the lack of liquidity he would have in his investment in Herbalife if it became a private company. Mr. Hughes informed Donaldson, Lufkin & Jenrette that this amount (not including the amount needed to satisfy the obligations to DECS Trust III) would be $125 million. Representatives of Deloitte & Touche, which provided the tax advice to Mr. Hughes and Herbalife in connection with the transaction, proposed that these sums should be provided to Mr. Hughes in the form of loans from Herbalife to one or more entities owned by Mr. Hughes to be made at the closing of any transaction. The terms of these loans are described in "Special Factors -- Interests of Certain Persons -- The Board of Directors" in the Offer to Purchase.

     At a meeting on June 7, 1999, Mr. Hughes and his tax advisors began consideration of the structure of the loans to Mr. Hughes.

     Donaldson, Lufkin & Jenrette advised the senior executives of Herbalife that a cash price of $12.50 per Share in the going private transaction should be proposed. Mr. Hughes and Herbalife's senior executives concluded that $12.50 per Share would be a fair price to offer to Herbalife's stockholders.

     In late June and early July 1999, senior executives of Herbalife, in consultation with Herbalife's tax and legal advisors, finalized the terms of the proposed loans to a limited liability company controlled and beneficially owned by Mr. Hughes. These terms included securing the $125 million loan with the investments anticipated to be purchased using the proceeds from that loan, and having Mr. Hughes personally guarantee the $66 million loan.

     On July 8, 1999, at a special meeting of the Board of Directors, Mr. Hughes delivered to the Board of Directors a proposal to pursue an acquisition of Herbalife in a going private transaction. This proposal expressed the interest of Mr. Hughes in acquiring 100% ownership of Herbalife through companies he controls. In particular, the proposal provided that all stockholders of Herbalife other than Mr. Hughes would be entitled to receive $12.50 in cash for each Share owned by them and that all stock options held by Herbalife option holders, excluding those held by Mr. Hughes, would be accelerated as to vesting and would be canceled in exchange for cash payments equal to the difference, if any, between $12.50 and the exercise price of the options multiplied by the number of Shares subject to such options. On July 8, 1999, the $12.50 offer price represented a 17% and 45% premium to the closing prices of the Class A Shares and Class B Shares, respectively. Mr. Hughes' proposal included the same proposed price per Share for each of the Company's two classes of Shares as a result of provisions in Herbalife's charter requiring an identical price in specified transactions as well as fiduciary duty considerations. In addition, the proposal provided that an entity controlled by Mr. Hughes would receive two loans from Herbalife totaling approximately $191 million and that certain members of Herbalife's senior management would participate in a new stock option plan, for which shares representing approximately 16.5% of the post-transaction fully diluted equity of Herbalife would be reserved for future issuance. In making his proposal, Mr. Hughes stated that he had no intention of selling any of his Shares. Mr. Hughes' proposal was accompanied by a draft form of merger agreement.

     At the special meeting, Mr. Michael E. Rosen, a member of the Board of Directors and Herbalife's Executive Vice President and Chief Executive Corporate Marketing and Corporate Development, explained the proposal. Because Mr. Hughes and certain other members of the Board of Directors would have a continuing financial interest in any transaction arising out of the proposal, the Board of Directors established the Special Committee. The Special Committee was given exclusive authority to evaluate, negotiate and decide whether or not to engage in the transaction (which was initially proposed as a one-step long-form merger) and certain related transactions. Messrs. Edward Hall and Christopher Miner, members of the Board of Directors with significant business and financial experience, were named as the members of the Special Committee. These two directors were chosen because neither of them had a conflict of interest in relation to the proposed transaction. The Board of Directors authorized the Special Committee to establish such procedures, review such information and engage such financial advisors and legal counsel as it deemed necessary to fully and adequately make determinations about Mr. Hughes' proposal and to accept the proposal, reject the proposal, or seek to negotiate with Mr. Hughes regarding the terms of the proposed transaction, and to fulfill its other duties.

     At the special meeting of the Board of Directors, Mr. Hughes delivered a letter from Donaldson, Lufkin & Jenrette to Herbalife, dated July 7, 1999, to the effect that, based on information provided to Donaldson, Lufkin & Jenrette to that date, subject to certain conditions, it was highly confident that the financing needed for the proposed transaction could be arranged.

     Also, a representative of Deloitte & Touche LLP ("Deloitte & Touche") present at the special meeting described the general tax and accounting aspects of the proposal, and representatives of Irell & Manella LLP (the legal advisor to the Company and Mr. Hughes) present at the special meeting described the Board of Directors' fiduciary duties in relation to the proposal.

     On July 12, 1999, the Special Committee engaged Latham & Watkins as its legal counsel to advise the Special Committee regarding its duties in response to the proposal. The Special Committee and Latham & Watkins discussed on several occasions the procedures to be followed in analyzing the proposal and any other offers from Mr. Hughes or others to acquire Herbalife. Latham & Watkins advised the Special Committee concerning the Special Committee's legal responsibilities and the legal principles applicable to, and the legal consequences of, actions taken by the Special Committee with respect to the proposal and any other offers from Mr. Hughes.

     The Special Committee provided to Latham & Watkins the draft merger agreement provided to the Board of Directors at the July 8, 1999 meeting, together with the other documents provided at such meeting.

     Beginning on July 13, 1999, Latham & Watkins submitted requests for legal documents to Irell & Manella LLP, which were also given to Herbalife. Over the next few weeks, Herbalife provided the documents requested, including the multi-year business plan referred to above.

     On July 21, 1999, after having interviewed several nationally recognized investment banking firms, the Special Committee engaged Bear Stearns to serve as its financial advisor for the purpose of advising the Special Committee and assisting the Special Committee in any negotiations with Mr. Hughes and, if necessary, delivering a fairness opinion to the Special Committee in connection with the proposed transaction. On July 21, 1999, the Special Committee instructed Bear Stearns to commence its investigation and analysis of the value of Herbalife and the proposal of Mr. Hughes. Thereafter, Bear Stearns submitted to the Company its requests for business and financial information.

     On behalf of the Special Committee, Latham & Watkins requested that Herbalife provide members of the Special Committee with compensation for serving on the Special Committee. By unanimous written consent dated July 23, 1999, the Board of Directors approved compensation for the Special Committee in recognition of the added efforts and time they would need to expend during their assignment. The terms of this compensation are described under "Special
Factors -- Interests of Certain Persons -- The Board of Directors" in the Offer to Purchase.

     During the period from July 21, 1999 to August 11, 1999, Bear Stearns reviewed financial and other information concerning Herbalife, including Herbalife's audited and interim financial statements, Herbalife's multi-year financial model, and other information concerning Herbalife described in "Special Factors -- Opinion of Financial Advisor to the Special Committee" in the Offer to Purchase. Bear Stearns also met with members of Herbalife's management on several occasions.

     On July 28, 1999, the Special Committee met with Herbalife's senior executives, Bear Stearns, Donaldson, Lufkin & Jenrette, Irell & Manella LLP and Latham & Watkins to receive presentations from Herbalife's senior executives about the proposed transaction and Herbalife's business, prospects, financial position and financial statements. In addition, management of Herbalife presented Herbalife's multi-year business plan, which included projections of future operating performance.

     On July 30, 1999, Bear Stearns and Latham & Watkins met with Mr. Hughes to discuss his views of Herbalife's business and prospects and his reasons for proposing the transaction. Representatives of Donaldson, Lufkin & Jenrette and Irell & Manella LLP were also present at the meeting.

     On August 5, 1999, Bear Stearns met with Herbalife's Chief Financial Officer and certain members of the finance department for a more detailed review of various aspects of Herbalife's historical and projected financial performance. With respect to projections, Bear Stearns and the Company's representatives discussed in detail the assumptions used in the preparation of the projections, as well as alternative assumptions that management had also considered at the time the projections were prepared.

     On August 10, 1999, the Special Committee held a telephonic meeting at which Bear Stearns and Latham & Watkins participated. At the meeting, representatives of Bear Stearns presented the preliminary conclusions of their valuation analysis to the members of the Special Committee. The representatives of Bear Stearns indicated that, based on the information that they had received to date, they would be unable to recommend that Bear Stearns' valuation committee approve the issuance of a fairness opinion at the proposed $12.50 merger price. In addition, representatives of Latham & Watkins reviewed the other proposed terms of the transaction with the Special Committee and concluded that they could not recommend that the Special Committee accept the terms and conditions offered in the initial proposal. The Special Committee determined that, before taking action to reject the initial proposal, Mr. Hughes should be given the opportunity to further explain his proposal to the Special Committee.

     Accordingly, that same day, the members of the Special Committee participated in a teleconference call with representatives of Herbalife, Donaldson, Lufkin & Jenrette, Irell & Manella LLP, Bear Stearns and Latham & Watkins. In this conference call, Donaldson, Lufkin & Jenrette and Irell & Manella LLP provided additional information to the Special Committee and its advisors regarding Mr. Hughes' views as to the fairness of the proposed transaction.

     On August 11, 1999, the Special Committee held a further telephonic meeting at which Bear Stearns and Latham & Watkins participated. The views expressed on the previous day's conference call were discussed in detail. Bear Stearns and Latham & Watkins both indicated that their views as to the fairness of the proposed transaction had not been materially altered as a result of the previous conference call. After further discussion, the Special Committee voted unanimously to reject Mr. Hughes' initial proposal, and directed the Special Committee's advisors to communicate the rejection to Mr. Hughes' advisors.

     On August 12, 1999, the Special Committee delivered a letter to Mr. Hughes stating that it had consulted with its legal and financial advisors and on August 11, 1999 had resolved to reject Mr. Hughes' initial proposal. Prior to delivering the letter, Bear Stearns and Latham & Watkins informed Donaldson, Lufkin & Jenrette and Irell & Manella LLP that the Special Committee rejected the proposal based on the insufficient value of the proposal and the terms of the draft merger agreement supplied with Mr. Hughes' July 8, 1999 proposal. Bear Stearns and Latham & Watkins indicated that the Special Committee's view was that, given the inadequacy of Mr. Hughes' proposal, negotiations on that proposal would not be productive.

     On August 12, 1999, Mr. Hughes delivered a letter to the Special Committee requesting additional information regarding the reasons for the Special Committee's rejection.

     On August 13, 1999, senior executives of Herbalife, together with representatives of Donaldson, Lufkin & Jenrette and Bear Stearns as well as Latham & Watkins and Irell & Manella LLP, participated in a telephonic conference call during which the reasons for the Special Committee's rejection of Mr. Hughes' offer were described in greater detail. During this call, the Special Committee's advisors generally described their approach to analyzing the fairness of Mr. Hughes' initial proposal. From a financial standpoint, Bear Stearns discussed broadly the valuation methods that it employed in reaching its conclusion that the proposed offer price was inadequate. From a legal standpoint, Latham & Watkins indicated that the Special Committee objected to several aspects of the merger agreement, including the lack of a meaningful public stockholder voice in the approval of the transaction, the absence of dissenters' rights, the lack of financing commitments, terms governing the payment and reimbursement of expenses, the inclusion of a "material adverse change" condition in Mr. Hughes' favor, the extensive nature of the proposed representations and warranties from Herbalife to Mr. Hughes, and certain other provisions. Bear Stearns and Latham & Watkins indicated that, on the basis of the foregoing financial and legal analyses, the Special Committee had concluded that Mr. Hughes' initial offer should be rejected. Neither the Special Committee nor its advisors offered to Mr. Hughes a counter-proposal or indicated what price they believed would be acceptable.

     Between August 13, 1999 and August 19, 1999, senior executives of Herbalife discussed possible responses to the Special Committee's action with its financial and legal advisors. In particular, the senior executives consulted with Donaldson, Lufkin & Jenrette regarding possibly raising the price per Share to be offered in the proposal. Mr. Hughes consulted with his advisors and considered the views expressed by Bear Stearns on the August 13, 1999 telephonic conference call. On August 18, 1999, a representative of Donaldson, Lufkin & Jenrette informed a representative of Bear Stearns that Mr. Hughes might be willing to offer a price of $14.50 to $15.00 per Share, and also address substantially all of the legal concerns the Special Committee had expressed in regard to the proposed merger agreement. On August 19, 1999, a representative of Donaldson, Lufkin & Jenrette received an indication from a representative of Bear Stearns that the Special Committee might be willing to consider an offer in the $15.00 per Share price range as a basis for commencement of discussions, but that such a price was probably below the price that the Special Committee considered acceptable by a significant amount. The representative from Donaldson, Lufkin & Jenrette acknowledged that a $15.00 offer might not be sufficient for the Special Committee, but that his understanding from Mr. Hughes was that he was unwilling at that time to offer significantly more than $15.00 per Share.

     On August 19, 1999, Mr. Hughes delivered a letter to the Special Committee that offered a price of $15.00 per Share and indicated that he believed he would be able to meet a majority of the Special Committee's concerns regarding the other terms of the proposed merger agreement. In addition, Mr. Hughes' letter invited the Special Committee and its advisors to meet with Mr. Hughes and his advisors so that details of his proposal and the basis for his belief in its fairness could be discussed.

     On August 20, 1999, Bear Stearns informed Donaldson, Lufkin & Jenrette that it believed that the Special Committee would not accept the offer contained in Mr. Hughes' August 19th letter. On August 24, 1999, Bear Stearns and Donaldson, Lufkin & Jenrette, as well as Latham & Watkins and Irell & Manella LLP, participated in a telephonic conference call to discuss further valuation and legal issues. A representative of Irell & Manella LLP described possible modifications to the merger agreement to address concerns previously articulated by the Special Committee. Principally, the representative indicated a willingness of Mr. Hughes to condition the proposed transaction on obtaining a "majority of the minority" vote in favor of the merger, as well as Mr. Hughes' willingness to grant dissenters' rights, even though dissenters' rights would not otherwise be available under Nevada corporate law. In addition, the representative indicated that Mr. Hughes might be willing to eliminate the condition in the merger agreement that there be no material adverse change in Herbalife's business, on the assumption that there would be a financing condition to consummation of the proposed transaction. Mr. Hughes' advisors indicated that Mr. Hughes was unwilling to remove the financing condition, and was unwilling to provide financing commitments. Advisors to the Special Committee expressed concern about the lack of financing commitments, especially in light of the significant loans proposed to be made to Mr. Hughes at closing, and the effect that these loans may have on the marketability of the financing. Mr. Hughes' advisors indicated that the proposed loans were a fundamental element of Mr. Hughes' willingness to proceed with the transaction, and that Donaldson, Lufkin & Jenrette took the loans into account in issuing their "highly confident" letter. Advisors to the Special Committee also indicated that the Special Committee did not find a commitment for Herbalife to pay all expenses of the proposed transaction in all scenarios to be acceptable and asked for a schedule of expenses incurred and proposed to be incurred in connection with the proposed transaction, which was provided the next day. Advisors to the Special Committee also expressed a concern about the one-step merger structure of the proposal because the possibility of delays would be greater in a merger as compared to a tender offer.

     Following the discussion of legal points, Bear Stearns and Donaldson, Lufkin & Jenrette discussed valuation issues. In particular, Donaldson, Lufkin & Jenrette described the premiums to market implied by Mr. Hughes' current offer. In addition, Donaldson, Lufkin & Jenrette explained that the conditions that may have contributed to the Company's recent stock price performance were unlikely to change in the near term. Donaldson, Lufkin & Jenrette also indicated that there was a limited universe of public companies comparable to Herbalife. Bear Stearns believed that there were several companies that were relevant comparisons to Herbalife and that some of these companies suggested higher valuations for Herbalife. At the conclusion of the call, Bear Stearns and Latham & Watkins indicated that they would discuss the call with the members of the Special Committee and have further discussions with Mr. Hughes' advisors at a later date.

     On August 24, 1999 and again on August 27, 1999, the Special Committee held telephonic meetings at which representatives of Bear Stearns and Latham & Watkins participated. At these meetings, the Special Committee discussed in detail the proposed terms of Mr. Hughes' revised proposal. The Special Committee directed its advisors to continue discussions with Mr. Hughes and his advisors to determine whether Mr. Hughes' revised proposal could be improved further.

     On September 7, 1999, representatives of Herbalife, Bear Stearns, Donaldson, Lufkin & Jenrette, Irell & Manella LLP and Latham & Watkins met to discuss Mr. Hughes' proposal. A representative of Irell & Manella LLP summarized the unresolved legal issues that the Special Committee identified as being particularly significant, including the lack of financing commitments, the requirement that Herbalife pay all expenses of the proposed transaction even if the transaction were not completed, and the structure of the transaction as a merger rather than as a tender offer followed by a merger. A representative of Latham & Watkins described the disadvantages of a merger from the Special Committee's perspective. In particular, he noted that a merger would generally take longer to consummate than a tender offer, resulting in delay and potentially added risk to stockholders that the transaction is not consummated. In addition, a tender offer provided greater flexibility in the timing of raising the financing for the transaction. Irell & Manella LLP and Donaldson, Lufkin & Jenrette indicated that, for the reasons described by the Latham & Watkins representative, Mr. Hughes might be agreeable to a tender offer structure. They also indicated that Mr. Hughes could not accept any transaction which required that he obtain financing commitments (particularly bridge financing commitments) because of the associated expense of obtaining commitments and the potentially onerous terms of bridge financing, but that, under certain circumstances, he might be agreeable to paying a portion of the expenses of a failed transaction. After further discussion, a representative of Donaldson, Lufkin & Jenrette, based on discussions with Mr. Hughes, indicated to Bear Stearns that Mr. Hughes would be willing to consider a final offer of $16.50 per share and possibly agree to a limited expense reimbursement provision, but that he would not compromise on the issue regarding financing commitments. Bear Stearns informed Donaldson, Lufkin & Jenrette that, based on its prior discussions with the Special Committee, it did not believe that such an offer would be acceptable to the Special Committee. After further discussions among Mr. Hughes and his advisors, Donaldson, Lufkin & Jenrette informed Bear Stearns that Mr. Hughes would be prepared to offer a final price of $17.00 per share and agree to pay up to $2 million of his own expenses (including expenses incurred by Herbalife for his benefit) under certain circumstances. As part of this proposal, Mr. Hughes would not agree to provide financing commitments. In addition, Mr. Hughes' offer indicated a willingness to structure the transaction as a tender offer, if the legal and financial advisors for the Special Committee and Mr. Hughes jointly concluded that a tender offer was preferable from a timing and flexibility standpoint. Donaldson, Lufkin & Jenrette indicated to Bear Stearns that Mr. Hughes had indicated that the $17.00 proposal was absolutely his best and final offer, and that any attempt by the Special Committee or its advisors to seek additional cash consideration would be unacceptable to Mr. Hughes and would seriously affect his willingness to proceed in further negotiations with the Special Committee. Bear Stearns indicated that, based on prior discussion with the Special Committee, Bear Stearns believed that the Special Committee might be receptive to Mr. Hughes' final proposal.

     On September 8, the Special Committee held a telephonic meeting at which representatives of Bear Stearns and Latham & Watkins participated. Bear Stearns and Latham & Watkins updated the Special Committee on the developments at the meeting on September 7, and obtained the Special Committee's authorization to continue negotiations with Mr. Hughes and his advisors.

     Between September 7 and 10, Irell & Manella LLP and Latham & Watkins further negotiated the specific terms of the merger agreement. Revisions agreed upon included the restructuring of the transaction to a cash tender offer, followed by a cash merger.

     On September 10, 1999, Mr. Hughes delivered a letter to the Special Committee setting forth an offer on substantially the same terms outlined in the September 7, 1999 meeting. Herbalife's advisors also delivered a revised draft version of the merger agreement and a revised draft letter from Donaldson, Lufkin & Jenrette as to its confidence that the requisite financing for the transaction could be arranged.

     On September 13, 1999, the Special Committee met in person with representatives of Bear Stearns and Latham & Watkins to consider and vote upon Mr. Hughes' revised proposal. Representatives of Latham & Watkins discussed the duties of the Special Committee members in evaluating the most recent proposal from Mr. Hughes. They reviewed with the Special Committee the history of the process undertaken by the Special Committee to date. In addition, they summarized the terms of the proposed merger agreement, and discussed the concessions that had been made by Mr. Hughes in the terms of the transaction, as compared to what had originally been proposed. Thereafter, representatives of Bear Stearns made a detailed presentation regarding their views and analyses of various aspects of the proposed transaction, the terms of the proposed merger agreement, and other matters. At this meeting, Bear Stearns delivered its written opinion, that, based upon the matters presented to the Special Committee and as set forth in its opinion, as of the date of the opinion, the consideration proposed to be received in the proposed tender offer and merger is fair, from a financial point of view, to the Public Stockholders. After discussion and consideration, the Special Committee unanimously approved the Merger Agreement, determined that the terms of the tender offer and the merger are fair to, and in the best interests of, the Public Stockholders, recommended that the Board of Directors approve the Merger Agreement and determined that the Board of Directors should recommend that the Public Stockholders of Herbalife accept the proposed tender offer and tender their Shares pursuant to the proposed tender offer.

     Following the Special Committee meeting, a meeting of the full Board of Directors was convened at the corporate offices of Herbalife. All directors were present except for Mr. Pair, who participated by telephone. In addition, representatives of Donaldson, Lufkin & Jenrette, Irell & Manella LLP and Latham & Watkins were present. Mr. Hall, on behalf of the Special Committee, reported that the Special Committee had resolved to recommend to the Board of Directors that Mr. Hughes' proposal be accepted. He indicated that the Special Committee had received a presentation from Bear Stearns and its written opinion to the effect that the consideration to be received in the proposed tender offer and the proposed merger is fair, from a financial point of view, to the Public Stockholders. He indicated that the Special Committee had also received a presentation from Latham & Watkins on the terms of the proposed agreement and plan of merger, including various provisions that had been negotiated to improve the agreement from the perspective of Public Stockholders. Representatives of Irell & Manella LLP then summarized the terms of the agreement and plan of merger, as finally negotiated with the representatives of the Special Committee, and reviewed with the Board of Directors draft resolutions relating to the proposed transactions. A representative of Irell & Manella LLP also summarized the fiduciary standard applicable to directors in approving transactions of this nature. A representative of Latham & Watkins then summarized for the full Board of Directors the activities of the Special Committee over the preceding approximately two months, including the numerous meetings and telephone conferences. The representative indicated that, in addition to price, the Special Committee placed importance on several improvements achieved in the terms of the proposal, including among other things (i) the addition of a requirement that a majority of the Class A Shares and a majority of the Class B Shares, other than those owned by Mr. Hughes, be tendered in the proposed tender offer in order for the transaction to proceed; (ii) the inclusion of dissenters' rights, even though not mandated by Nevada corporate law; (iii) the conversion of the merger structure to a cash tender offer to be followed by a cash merger;
(iv) the requirement that Herbalife continue to make regular quarterly dividends and make a special "stub" dividend for the period in which the transactions close; (v) the inclusion of only minimal representations and warranties from Herbalife; (vi) Mr. Hughes' obligation to pay up to $2 million of the expenses incurred by him or on his behalf in the event that the Merger Agreement were to be terminated under specified circumstances; and (vii) the condition in favor of Herbalife that a solvency opinion from an independent valuation expert be delivered at the closing. Donaldson, Lufkin & Jenrette delivered a letter to the Board of Directors dated September 13, 1999 reiterating their confidence that the requisite financing for the transaction could be arranged.

     Following further discussion, there was a motion to approve and adopt the resolutions pertaining to the Merger Agreement and related matters. The resolutions were approved and adopted by the Board of Directors unanimously, with Mr. Hughes abstaining from the vote.

     Immediately following the meeting, Herbalife, Mr. Hughes and his related entities entered into the definitive Merger Agreement, and Herbalife issued a press release announcing that its Board of Directors had accepted Mr. Hughes' proposal and entered into the definitive Merger Agreement.

REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF
DIRECTORS

     In recommending approval of the Merger Agreement and the transactions contemplated thereby, and recommending that the Public Stockholders tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including:

          (i) The results of operations, financial condition, assets, liabilities, business strategy and prospects of the Company and the nature of the industry in which the Company competes. The members of the Special Committee and its advisors also had discussions with members of the Company's management regarding such business, conditions and prospects. In reviewing the Company's business prospects, the Special Committee reviewed the Company's potential international expansion markets, and the significant investment and expense associated with entering those markets. The Special Committee also reviewed the volatility in the Company's financial results in recent periods caused by its dependence on international markets, including Asia, Russia and Latin America;

          (ii) The opinion of Bear Stearns (the "Bear Stearns Opinion") dated September 13, 1999 that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the Public Stockholders. THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED TO THIS SCHEDULE 14D-9 AND FILED AS EXHIBIT (b)(3) HERETO AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THE BEAR

     STEARNS OPINION IN ITS ENTIRETY AND TO READ THE DESCRIPTION OF SUCH OPINION UNDER THE CAPTION "SPECIAL FACTORS -- OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE" IN THE OFFER TO PURCHASE;

          (iii) Current and historical market prices and trading history of the Shares, including the relatively low trading volume of the Shares;

          (iv) The relationship of the Offer Price to the current market price and the historical market prices for the Shares and the fact that the Offer Price represents a premium of approximately 42% over the per Share closing price of the Class A Shares and approximately 86% over the per Share closing price of the Class B Shares on September 13, 1999, the last trading day prior to the public announcement of execution of the Merger Agreement. The historical market prices of the Shares during the time the Shares have been publicly traded are deemed relevant because they indicate the arms'-length trading prices of the Shares for that period as determined in the open market;

          (v) The fact that the public float for the Shares consists of only approximately 46% of the outstanding Class A Shares and 42% of the outstanding Class B Shares. Because of the limited float and relatively low trading volume in the Shares, the Special Committee believed that attempts to sell significant portions of the Shares would cause substantial downward pressure on market prices, and therefore believed that an offer by Mr. Hughes represents an opportunity for Public Stockholders to realize a higher price for such Shares than might be realized in market transactions;

          (vi) The fact that the Merger Agreement includes an obligation on the part of the Parent and the Purchaser to make a first-step cash tender offer, thereby enabling stockholders who tender their Shares to receive cash consideration without waiting for the Merger to be consummated. In addition, stockholders who do not tender their Shares pursuant to the Offer would receive in the Merger the same cash price per Share paid by the Parent and the Purchaser in the Offer (unless such stockholders elect to exercise their dissenters' rights);

          (vii) The fact that the per Share price to be received in the Offer and the Merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration to be received by the stockholders;

          (viii) The availability by the terms of the Merger Agreement of dissenters' rights under the Nevada Revised Statutes pursuant to which stockholders of the Company who dissent from the Merger may have the fair value of their Shares judicially determined;

          (ix) The unlikelihood that the Company would be able to effect a transaction for the sale of the Company without the cooperation of Mr. Hughes, as well as the unlikelihood that a prospective acquiror would make a serious offer for the Shares not owned by Mr. Hughes and his affiliates without also entering into an agreement with Mr. Hughes. The Special Committee concluded that, in view of Mr. Hughes' stated unwillingness to sell his Shares to a third party, it was not likely that any party other than Mr. Hughes would propose a transaction that was more favorable to the Company and its stockholders. Accordingly, the Special Committee and Bear Stearns were not authorized to, and did not, solicit third party indications of interest to acquire the Company as a whole or any of its businesses. In the event that the Company should receive a proposal from a third party, the terms of the Merger Agreement permit the Board of Directors to provide information to and negotiate with such party and to modify or withdraw its recommendation to the stockholders if the Board of Directors determines that its failure to take such action would be inconsistent with its fiduciary duties under applicable law;

          (x) The fact that the Parent and the Purchaser have advised the Company that they are not aware of any offer having been made from any other person regarding the acquisition of the Company or any significant portion of its assets or equity securities;

          (xi) The Special Committee's recognition that consummation of the Merger will preclude the Public Stockholders from participating in any future growth of the Company; however, in the view of the Special Committee, this loss of opportunity was adequately reflected in the Offer Price of $17.00 per Share;

          (xii) The Special Committee's consideration of the likelihood of the consummation of the proposed transaction in light of (a) the fact that the Parent and the Purchaser have provided the Special Committee with copies of a "highly confident" letter with respect to the Offer and the Merger, but had not provided financing commitments, (b) the limited nature of the other conditions to the Offer and the Merger, (c) the significant percentage of Shares owned by the Continuing Stockholder, and (d) the proposed structure of the transaction and anticipated closing date;

          (xiii) The arm's-length negotiations between the Special Committee and its representatives and Mr. Hughes and his representatives, including that the negotiations resulted in (a) a substantial increase in the price at which the Purchaser was prepared to acquire the Shares, from $12.50 per Share to $17.00 per Share, and (b) the Special Committee's belief, confirmed by Bear Stearns in their discussions with Donaldson, Lufkin & Jenrette, that $17.00 per Share was the highest price that could be obtained from Mr. Hughes under the circumstances;

          (xiv) The terms of the Offer, the Merger and the Merger Agreement, including provisions that (a) without the consent of the Special Committee, the Merger Agreement may not be amended and the Purchaser may not reduce the Offer Price or the number of Shares to be purchased, modify the form of consideration to be paid in the Offer, impose additional conditions to the Offer or amend or modify any other material term of the Offer in a manner materially adverse to the holders of Shares, (b) the recommendation of the Special Committee may be withdrawn, modified or amended to the extent the Special Committee believes it necessary to do so in the exercise of its fiduciary duties and (c) it is a condition to the Merger that all Shares validly tendered and not withdrawn pursuant to the Offer shall have been purchased by the Purchaser;

          (xv) The requirement of the Minimum Condition (as defined in "Introduction" in the Offer to Purchase) that the Offer cannot be consummated unless at least a majority of both the Class A Shares and the Class B Shares outstanding at the date of the execution of the Merger Agreement (other than Shares owned by the Continuing Stockholder) are tendered pursuant to the Offer and not withdrawn;

          (xvi) The nature of the "highly confident" letter received by the Board of Directors and the Special Committee with respect to the Offer and the Merger, including the identity of the institution providing such letter, their knowledge of the Company and their experience in consummating financing for transactions such as the Offer and the Merger, and the conditions to such letter; and

          (xvii) The fact that the Merger Agreement requires that the Company continue to pay regular quarterly cash dividends on the Shares until the Effective Time, and requires the Company to declare pro rata special dividends at the same rate at the consummation of the Offer and the Merger with respect to the "stub" period since the most recent regularly quarterly dividend payment record date.

     The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive but includes the material factors considered by the Special Committee in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

     In reaching its determinations referred to above, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determinations:

          (i) The conclusions and recommendations of the Special Committee;

          (ii) The factors referred to above as having been taken into account by the Special Committee; and

          (iii) The fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations among the Special Committee, the Company and Mr. Hughes and their respective advisors.

     The Board of Directors, including the members of the Special Committee, also believes that the Offer and the Merger are procedurally fair because, among other things:

          (i) The Special Committee consisted of two non-employee independent directors appointed to represent the interests of the Public Stockholders;

          (ii) The Special Committee retained and received advice from its independent legal counsel, Latham & Watkins;

          (iii) The Special Committee retained and received an opinion from Bear Stearns as its independent financial advisor to assist it in evaluating a potential transaction with the Parent and the Purchaser;

          (iv) The detailed review by the Special Committee and its advisors of the business and financial condition of the Company;

          (v) The deliberations pursuant to which the Special Committee evaluated the Offer and the Merger;

          (vi) The $17.00 Offer Price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Mr. Hughes, on the other hand;

          (vi) The Minimum Condition (which may not be waived without the consent of the Special Committee) has the effect of requiring the holders of a majority of both the Class A Shares and the Class B Shares (other than the Continuing Stockholder) to tender their Shares into the Offer in order for it to be consummated; and

          (vii) The availability of dissenters' rights to the Public
     Stockholders.

     The Board of Directors and the Special Committee recognized that the Merger was not structured to require the approval of a majority of the stockholders of the Company other than the Continuing Stockholder, and that the Continuing Stockholder currently has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Continuing Stockholder acted by written consent on September 13, 1999, to approve and adopt the Merger and the Merger Agreement. However, the Special Committee and the Board of Directors also recognized that, since (x) it is a condition to the Merger that the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, and (y) it is a condition (waivable only with the consent of the Special Committee) to consummation of the Offer that there be validly tendered and not withdrawn at least a majority of the issued and outstanding Class A Shares and Class B Shares without regard to the Shares owned by the Continuing Stockholder (i.e., the Minimum Condition), the Merger is effectively conditioned on satisfaction of the Minimum Condition.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the opportunity to participate in the future growth prospects of the Company, and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the Offer Price. The members of the Board of Directors, including the members of the Special Committee, evaluated the Parent's and the Purchaser's proposal, the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board of Directors considered in connection with their evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to assign relative weights to any of the foregoing factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Special Committee engaged Bear Stearns to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of its engagement letter dated July 21, 1999 (the "Bear Stearns Engagement Letter"), the Special Committee has agreed to have the Company (i) pay Bear Stearns a non-refundable retainer in the amount of $400,000 payable upon signing the Bear Stearns Engagement Letter,

(ii) pay Bear Stearns an additional cash fee of $1.35 million in connection with the delivery of the Bear Stearns Opinion, and (iii) reimburse Bear Stearns for all reasonable out-of-pocket expenses (including fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns). The Company has also agreed to indemnify Bear Stearns and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

     Except as described herein, neither the Company, the Board, the Special Committee, nor any person acting on their behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth herein, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, all of the Company's executive officers, directors, affiliates or subsidiaries (other than the Continuing Stockholder) currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. In connection with the Merger Agreement, Mr. Hughes has agreed not to tender in response to the Offer any of the Shares beneficially owned by the Continuing Stockholder and to ensure that none of the Shares beneficially owned by the Continuing Stockholder will be cancelled for cash in the Merger.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in this Schedule 14D-9 or in the Offer to Purchase, to the best of the Company's knowledge, no discussions or negotiations are underway or are being undertaken by the Company, in response to the Offer, the Merger or the Merger Agreement that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company, or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9 or in the Offer to Purchase, to the best of the Company's knowledge, there is no transaction, board resolution, agreement in principle or a signed contract in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The information set forth in "The Tender Offer -- Section 12. Certain Legal Matters, Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Special Factors -- Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                             DESCRIPTION
-------    ------------------------------------------------------------
(a)(1)     Letter to Stockholders dated as of September 17, 1999.*
(a)(2)     Offer to Purchase, dated September 17, 1999 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1).*
(a)(3)     Form of Letter of Transmittal (incorporated by reference to
           Exhibit (a)(2) to the Schedule 14D-1).*
(a)(4)     Summary Advertisement, dated September 17, 1999
           (incorporated by reference to Exhibit (a)(7) to the Schedule
           14D-1).*
(b)(1)     Agreement and Plan of Merger, dated as of September 13,
           1999, by and among Parent, Purchaser, Mr. Hughes, the Family
           Trust and the Company (incorporated by reference to Exhibit
           (c)(1) to the Schedule 14D-1).*
(b)(2)     Press Release issued by the Company on September 13, 1999
           (incorporated by reference to Exhibit 99.1 to the Company's
           Current Report on Form 8-K dated September 15, 1999).
(b)(3)     Opinion of Bear, Stearns & Co. Inc. dated September 13,
           1999.*
(c)(1)     Amended and Restated Articles of Incorporation of the
           Company (incorporated by reference to Exhibit 1 to the
           Company's Current Report on Form 8-K dated December 12,
           1997).
(c)(2)     Restated Bylaws of the Company (incorporated by reference to the Company's Registration Statement on Form S-1 (No.
           33-66576) dated October 8, 1994).
(c)(3)     Form of Indemnification Agreement (incorporated by reference to the Company's Registration Statement on Form S-1 (No.
           33-66576) dated October 8, 1994).

---------------
* Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HERBALIFE INTERNATIONAL, INC.

                                          By: /s/ CHRISTOPHER PAIR

                                            ------------------------------------
                                            Name:  Christopher Pair
                                            Title:   Executive Vice President,
                                                 Chief Operating Officer and
                                                     Secretary

Dated: September 17, 1999